FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated May 14, 2020 of Diana Shipping Inc. (the "Company") announcing the Company’s financial results for the first quarter ended March 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: May 14, 2020	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Interim Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Interim Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2020

ATHENS, GREECE, May 14, 2020 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today reported a net loss and net loss attributed to common stockholders of $102.8 million and $104.3 million for the first quarter of 2020, including a $93.1 million impairment loss. This compares to net income of $3.0 million and net income attributed to common stockholders of $1.5 million reported in the first quarter of 2019, including a $4.8 million impairment loss. Loss per share for the first quarter of 2020 was $1.21 compared to earnings per share of $0.02 for the same period in 2019. Adjusted loss per share, excluding impairment loss, was $0.13 for the quarter compared to adjusted earnings per share of $0.07 for the same quarter last year.
Time charter revenues were $43.8 million for the first quarter of 2020, compared to $60.3 million for the same period of 2019. The decrease in time charter revenues was due to decreased average time charter rates that the Company achieved for its vessels during the quarter and decreased revenues due to the sale of one vessel in the first quarter of 2020 and six vessels in 2019.

	Fleet Employment Profile (As of May 13, 2020)
	Diana Shipping Inc.’s fleet is employed as follows:
	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT

	14 Panamax Bulk Carriers
1	OCEANIS		$10,350	5.00%	Ausca Shipping Limited, Hong Kong	16-Nov-18	9-Jan-20
			$9,200	5.00%	Phaethon International Company AG	9-Jan-20	9-Jan-21 - 24-Mar-21
	2001 75,211
2	PROTEFS	A	$9,900	5.00%	Phaethon International Company AG	30-Nov-19	1-Jan-21 - 31-Mar-21	1
	2004 73,630
3	CALIPSO	A	$15,400	5.00%	Crystal Sea Shipping Co., Limited	1-Nov-19	2-Mar-20	2
			$4,750	5.00%	Uniper Global Commodities SE, Düsseldorf	13-Apr-20	28-May-20
			$8,250	5.00%		28-May-20	15-Oct-20 - 31-Dec-20
	2005 73,691
4	NAIAS	A	$10,000	5.00%	Phaethon International Company AG	26-Jan-19	26-Dec-20 - 10-Apr-21
	2006 73,546
5	ARETHUSA	A	$9,150	5.00%	Ausca Shipping Limited, Hong Kong	2-May-19	20-May-20 - 1-Jun-20	3
	2007 73,593
6	CORONIS		$5,300	5.00%	Tongli Shipping Pte. Ltd.	3-Jan-20	5-Feb-20	4
			$8,000	5.00%	Koch Shipping Pte. Ltd., Singapore	20-Feb-20	5-Nov-20 - 4-Jan-21
	2006 74,381
7	MELIA		$10,750	5.00%	Cargill International S.A., Geneva	13-Feb-20	28-Apr-20	5,6
	2005 76,225
8	ARTEMIS		$10,150	5.00%	Koch Shipping Pte. Ltd., Singapore	28-Nov-19	13-Aug-20 - 28-Oct-20
	2006 76,942
9	LETO		$13,000	5.00%	Uniper Global Commodities SE, Düsseldorf	31-May-19	20-May-20 - 1-Jun-20	3,7
	2010 81,297
10	SELINA	B	$11,750	5.00%	Ausca Shipping Limited, Hong Kong	15-Jul-19	15-Feb-20	8
			$6,500	5.00%	Daelim Corporation	26-Feb-20	21-Mar-20
			$4,750	4.75%	Cargill International S.A., Geneva	27-Mar-20	21-May-20	9
	2010 75,700
11	MAERA	B	$9,450	5.00%	Glencore Agriculture B.V., Rotterdam	27-Mar-19	26-May-20 - 10-Jul-20	3
	2013 75,403
12	ISMENE		$12,125	5.00%	Koch Shipping Pte. Ltd., Singapore	12-Dec-18	10-Jan-20
			$10,800	5.00%	Phaethon International Company AG	10-Jan-20	10-Feb-21 - 25-Apr-21
	2013 77,901
13	CRYSTALIA	C	$10,500	5.00%	Glencore Agriculture B.V., Rotterdam	2-Mar-19	23-May-20 - 1-Jul-20	3
	2014 77,525
14	ATALANDI	C	$12,250	5.00%	Uniper Global Commodities SE, Düsseldorf	9-Jul-19	9-Jun-20 - 24-Aug-20
	2014 77,529

	5 Kamsarmax Bulk Carriers
15	MAIA	D	$13,300	5.00%	Glencore Agriculture B.V., Rotterdam	12-Nov-18	31-Jan-20
			$11,200	5.00%	Aquavita International S.A.	31-Jan-20	31-Mar-21 - 15-Jun-21
	2009 82,193
16	MYRSINI	D	$11,500	5.00%	Ausca Shipping Limited, Hong Kong	4-Dec-19	4-Jan-21 - 19-Mar-21	10
	2010 82,117
17	MEDUSA	D	$11,000	4.75%	Cargill International S.A., Geneva	16-Nov-19	1-Oct-20 - 16-Dec-20
	2010 82,194
18	MYRTO	D	$14,000	4.75%	Cargill International S.A., Geneva	18-Jul-19	3-Apr-20
			$10,000	4.75%		3-Apr-20	1-Jul-21 - 15-Sep-21
	2013 82,131
19	ASTARTE		$14,250	5.00%	Glencore Agriculture B.V., Rotterdam	16-Oct-18	18-Jan-20
			$11,750	5.00%	Aquavita International S.A.	18-Jan-20	18-Mar-21 - 2-Jun-21
	2013 81,513
	5 Post-Panamax Bulk Carriers
20	ALCMENE		$9,500	5.00%	Oriental Bulk Shipping PTE. LTD	16-Nov-19	10-Jan-20	11
			$4,000	4.75%	Cargill International S.A., Geneva	2-Apr-20	1-Jun-20
			$8,500	4.75%		1-Jun-20	17-Apr-21 - 2-Jul-21
	2010 93,193
21	AMPHITRITE	E	$12,750	5.00%	Uniper Global Commodities SE, Düsseldorf	27-Jan-19	21-Mar-20
			$10,250	5.00%	SwissMarine Pte. Ltd., Singapore	21-Mar-20	6-Apr-21 - 21-Jun-21
	2012 98,697
22	POLYMNIA	E	$11,000	4.75%	Cargill International S.A., Geneva	15-Nov-19	15-Oct-20 - 30-Dec-20
	2012 98,704
23	ELECTRA	F	$10,250	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck	21-Nov-19	21-Oct-20 - 21-Dec-20
	2013 87,150
24	PHAIDRA	F	$10,800	5.00%	Uniper Global Commodities SE, Düsseldorf	11-Apr-19	27-May-20 - 26-Aug-20
	2013 87,146
	13 Capesize Bulk Carriers
-	NORFOLK		$17,750	5.00%	Koch Shipping Pte. Ltd., Singapore	2-Nov-19	20-Feb-20	12
	2002 164,218
25	ALIKI		$18,000	5.00%	SwissMarine Services S.A., Geneva	9-Apr-18	23-Jan-20	13
			$11,300	5.00%	Koch Shipping Pte. Ltd., Singapore	23-Apr-20	1-Jan-21 - 15-Mar-21
	2005 180,235
26	BALTIMORE		$15,000	5.00%	Koch Shipping Pte. Ltd., Singapore	19-May-19	4-Dec-20 - 3-Apr-21	14
	2005 177,243

27	SALT LAKE CITY		$9,750	4.75%	Cargill International S.A., Geneva	24-Mar-19	24-Nov-20 - 24-Feb-21
	2005 171,810
28	SIDERIS GS	G	$15,350	5.00%	Berge Bulk Shipping Pte. Ltd., Singapore	15-Dec-18	7-Mar-20
			$12,700	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany	7-Mar-20	15-Oct-20 - 31-Dec-20
	2006 174,186
29	SEMIRIO	G	$16,000	4.75%	Cargill International S.A., Geneva	30-Jun-19	30-Sep-20 - 30-Dec-20
	2007 174,261
30	BOSTON	G	$15,300	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany	7-Jun-19	1-Apr-21 - 30-Jun-21
	2007 177,828
31	HOUSTON	G	$10,125	5.00%	Koch Shipping Pte. Ltd., Singapore	17-Feb-19	12-Apr-20
			$6,250	5.00%	C Transport Maritime Ltd., Bermuda	13-Apr-20	13-May-20
			$12,400	5.00%		13-May-20	1-Jul-21 - 30-Sep-21
	2009 177,729
32	NEW YORK	G	$15,500	5.00%	Singapore Marine Pte. LTD., Singapore	7-Jun-19	7-Nov-20 - 22-Jan-21	15
	2010 177,773
33	SEATTLE	H	$16,000	5.00%	SwissMarine Services S.A., Geneva	24-Dec-18	24-Apr-20
			$12,300	5.00%	Pacbulk Shipping Pte. Ltd., Singapore	27-Apr-20	1-Oct-21 - 31-Dec-21
	2011 179,362
34	P. S. PALIOS	H	$17,500	5.00%	SwissMarine Services S.A., Geneva	5-Jun-19	24-Mar-20
			$6,000	5.00%	C Transport Maritime Ltd., Bermuda	24-Mar-20	28-Apr-20
			$12,050	5.00%		28-Apr-20	9-Apr-21 - 24-Jun-21
	2013 179,134
35	G. P. ZAFIRAKIS	I	$17,000	5.00%	SwissMarine Services S.A., Geneva	31-Dec-18	31-May-20 - 31-Aug-20
	2014 179,492
36	SANTA BARBARA	I	$17,250	5.00%	Pacbulk Shipping Pte. Ltd., Singapore	28-Dec-19	28-Dec-20 - 28-Feb-21
	2015 179,426
37	NEW ORLEANS		$15,000	4.75%	Cargill International S.A., Geneva	10-Apr-19	26-Jul-20 - 25-Nov-20
	2015 180,960
	4 Newcastlemax Bulk Carriers
38	LOS ANGELES	J	$13,250	5.00%	SwissMarine Services S.A., Geneva	6-Mar-19	6-Jun-20 - 15-Jun-20	3
	2012 206,104
39	PHILADELPHIA	J	$20,000	5.00%	Koch Shipping Pte. Ltd., Singapore	18-Jun-18	3-Feb-20
			$14,500	5.00%	BHP Billiton Freight Singapore Pte. Ltd	5-Feb-20	5-Apr-21 - 5-Jul-21
	2012 206,040

40	SAN FRANCISCO	K	$16,000	5.00%	Koch Shipping Pte. Ltd., Singapore	5-Mar-19	5-Oct-20 - 20-Jan-21
	2017 208,006
41	NEWPORT NEWS	K	$16,500	5.00%	SwissMarine Services S.A., Geneva	25-Feb-19	25-Jun-20 - 25-Sep-20
	2017 208,021

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Vessel off hire for unscheduled maintenance from April 28, 2020 to May 6, 2020.
2 Vessel on scheduled drydocking from March 9, 2020 to April 13, 2020.
3 Based on latest information.
4 Charter included a one time gross ballast bonus payment of US$56,000.
5 Charter included a one time gross ballast bonus payment of US$107,500.
6 Currently without an active charterparty. Vessel on scheduled drydocking.
7 Vessel off hire for drydocking from December 16, 2019 to February 10, 2020.
8 Ausca Shipping Limited has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, February 15, 2020.
9 Redelivery date based on an estimated time charter trip duration of about 55 days.
10 Vessel currently off hire for drydocking.
11 Vessel on scheduled drydocking from January 10, 2020 to March 19, 2020.
12 'Norfolk' sold and delivered to her new Owners on March 11, 2020.
13 Vessel on scheduled drydocking from January 23, 2020 to April 15, 2020.
14 Vessel off hire for drydocking for about 40.8 days.
15 Vessel off hire for drydocking from February 18, 2020 to April 27, 2020.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended March 31,
	2020	2019

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$43,760	$60,301
Voyage expenses	3,734	2,774
Vessel operating expenses	21,317	22,358
Net income/(loss)	(102,823)	2,976
Net income/(loss) attributed to common stockholders	(104,265)	1,534
FLEET DATA
Average number of vessels	41.8	48.0
Number of vessels	41.0	48.0
Weighted average age of vessels	9.5	9.4
Ownership days	3,801	4,320
Available days	3,518	4,276
Operating days	3,391	4,263
Fleet utilization	96.4%	99.7%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$11,377	$13,453
Daily vessel operating expenses (2)	$5,608	$5,175

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

This press release includes a discussion of net income/(loss) and income/(loss) per share adjusted for impairment loss as identified in the reconciliations provided below. The Company believes that discussion of these additional non-GAAP measures provides investors with meaningful comparisons of current results to prior periods’ results by excluding items that the Company does not believe reflect its fundamental business performance. The following shows the difference between net loss to adjusted net loss, and loss per share to adjusted loss per share for the three months ended March 31, 2020 and net income to adjusted net income, and earnings per share to adjusted earnings per share for the three months ended March 31, 2019 (in thousands, except per share amounts):

	Three months ended March 31,
	2020	2019
Adjusted net income/(loss) and net income/(loss) attributed to common stockholders

Net income/(loss)	$(102,823)	$2,976
Impairment loss	93,137	4,750
Adjusted net income/(loss)	$(9,686)	$7,726

Dividends on series B preferred shares	(1,442)	(1,442)
Adjusted net income/(loss) attributed to common stockholders	$(11,128)	$6,284

Adjusted income/(loss) per share
Income/(loss) per common share, basic and diluted	$(1.21)	$0.02
Impairment loss per share	1.08	0.05

Adjusted income/(loss) per share, basic and diluted	$(0.13)	$0.07

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, May 14, 2020.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13702465.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	Three months ended March 31,
	2020	2019
REVENUES:
Time charter revenues	$43,760	$60,301

EXPENSES:
Voyage expenses	3,734	2,774
Vessel operating expenses	21,317	22,358
Depreciation and amortization of deferred charges	11,547	12,449
General and administrative expenses	9,546	7,535
Management fees to related party	517	512
Impairment loss	93,137	4,750
Loss from sale of vessels	1,078	-
Other gain	(241)	(60)
Operating income/(loss)	$(96,875)	$9,983

OTHER INCOME / (EXPENSES):
Interest and finance costs	(6,354)	(7,704)
Interest income	436	716
Loss from equity method investment	(30)	(19)
Total other expenses, net	$(5,948)	$(7,007)

Net income/(loss)	$(102,823)	$2,976
Dividends on series B preferred shares	(1,442)	(1,442)
Net income/(loss) attributed to common stockholders	(104,265)	1,534
Earnings/(loss) per common share, basic and diluted	$(1.21)	$0.02
Weighted average number of common shares, basic	86,473,606	100,654,177

Weighted average number of common shares, diluted	86,473,606	100,685,910

	Three months ended March 31,
	2020	2019

Net income/(loss)	$(102,823)	$2,976
Other comprehensive loss (Actuarial loss)	(7)	(9)
Comprehensive income/(loss)	$(102,830)	$2,967

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	March 31, 2020	December 31, 2019*
ASSETS	(unaudited)

Cash and cash equivalents	$90,700	$107,288
Other current assets	23,544	29,751
Vessels, net	781,968	882,297
Other fixed assets, net	21,989	22,077
Restricted cash, non-current	20,500	21,000
Investments in related parties	150	1,680
Other non-current assets	5,377	7,187
Total assets	$944,228	$1,071,280

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of deferred financing costs	$465,441	$474,951
Other liabilities	21,088	26,265
Total stockholders' equity	457,699	570,064
Total liabilities and stockholders' equity	$944,228	$1,071,280

*	The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended March 31,
	2020	2019

Net cash provided by operating activities	$7,290	$18,122
Net cash provided by/(used in) investment activities	(1,164)	3,000
Net cash used in financing activities	$(23,214)	$(36,073)